Exhibit 99.1

JohnsonDiversey, Inc.

Proposed Amendment to Senior Secured Credit Agreement

JohnsonDiversey, Inc. (the “Company”), a direct subsidiary of JohnsonDiversey Holdings, Inc., has requested an amendment to its Senior Secured Credit Agreement (the “Credit Agreement”) that would include revisions to certain prospective financial covenants. The Company has complied with all financial covenants for periods ending on or before December 31, 2004.

The Company has proposed the amendments to provide operating flexibility to permit the Company to transition from its focus on integration following the acquisition of the DiverseyLever business to a focus on growth. The Company believes that the proposed changes to the Credit Agreement will enable the Company to make investments required to pursue and extend its global relationships and the growth of its business.

Under its existing financial covenant package, the Company is required to maintain an Interest Coverage Ratio for each financial covenant period of no less than the minimum ratio specified in the Credit Agreement for that financial covenant period. For purposes of the Credit Agreement, a financial covenant period includes the four most recently completed fiscal quarters. The minimum interest coverage ratio is the ratio of (1) the Company’s consolidated EBITDA, as defined in the Credit Agreement, for that financial covenant period to (2) the Company’s cash interest expense for the same financial covenant period. The Company has requested that the Credit Agreement be amended to provide that the minimum Interest Coverage Ratio remain at 3.5 to 1 for all future financial covenant periods during the term of the Credit Agreement.

Also under its existing financial covenant package, the Company is required to maintain a leverage ratio for each financial covenant period of no more than the maximum ratio specified in the Credit Agreement for that financial covenant period. The maximum leverage ratio is the ratio of (1) the Company’s consolidated indebtedness (excluding up to $55 million of indebtedness incurred under the Company’s securitization facility and indebtedness relating to certain hedge agreements) as of the last day of the financial covenant period using a daily average exchange rate for the preceding two fiscal quarters, to (2) the Company’s consolidated EBITDA, as defined in the Credit Agreement, for that same financial covenant period.

The Company has proposed changes to its maximum leverage ratio to accommodate the Company’s seasonal working capital fluctuations as follows:

Financial Covenant Period Ended Nearest	Current Maximum Coverage Ratio	Proposed Maximum Coverage Ratio
March 31, 2005	3.75 to 1	no change
June 30, 2005	3.75 to 1	4.00 to 1
September 30, 2005	3.50 to 1	no change
December 31, 2005	3.25 to 1	no change
March 31, 2006, 2007, 2008 and 2009	3.00 to 1	3.25 to 1
June 30, 2006, 2007, 2008 and 2009	3.00 to 1	3.25 to 1
September 30, 2006, 2007, 2008 and 2009	3.00 to 1	no change
December 31, 2006, 2007, 2008 and 2009	3.00 to 1	no change

The Company currently is also required to limit its capital expenditures to a maximum amount per fiscal year set forth in the Credit Agreement. The Company has requested that the Credit Agreement be amended to reflect a maximum permitted capital expenditure amount of $150 million per fiscal year for each fiscal year beginning in 2005 and for the remaining term of the Credit Agreement.

Finally, the Company has requested various other amendments to the Credit Agreement.

These amendments are subject to approval by lenders holding not less than 51% of the commitments. There can be no assurance that these amendments will be completed on the terms described, or at all.